1271 Avenue of the Americas New York, New York 10020-1401 Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com

FIRM / AFFILIATE OFFICES
	Austin	Milan
	Beijing	Moscow
September 21, 2021 Via EDGAR	Boston	Munich
	Brussels	New York
	Century City	Orange County
	Chicago	Paris
	Dubai	Riyadh
	Düsseldorf	San Diego
	Frankfurt	San Francisco
	Hamburg	Seoul
	Hong Kong	Shangha
Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549	Houston	Silicon Valley
	London	Singapore
	Los Angeles	Tokyo
	Madrid	Washington, D.C.

Attn:      Abe Friedman

Angela Lumley

Donald Field

Mara Ransom

Division of Corporation Finance

Re:         Vacasa, Inc.

Registration Statement on Form S-4

Filed August 12, 2021

File No. 333-258739

Ladies and Gentlemen:

On behalf of our client, Vacasa, Inc. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 14, 2021 (the “Comment Letter”) with respect to the Registration Statement on Form S-4 filed with the Commission by the Company on August 12, 2021. Concurrently with the filing of this letter, the Company has filed Amendment No. 1 to the Registration Statement on Form S-4 (the “Registration Statement”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Cover Page

1.	Please revise the prospectus cover page, eighth paragraph, to disclose that you will be a controlled company.

Response: The Company acknowledges the Staff’s comment and has revised the cover page of the prospectus to include this disclosure.

Q: What is an “Up-C” Structure, page xiii

September 21, 2021

2.	We note your disclosure that the Up-C structure will provide potential future tax benefits for Vacasa, Inc. Please revise to add a separate question and answer discussing the Tax Receivable Agreement and who exactly receives the future tax benefits to include quantification of the allocation of future tax benefits and the potential size of any payments under the agreement.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page xiv of the Registration Statement accordingly.

Q: What are the PIPE Financing and the Forward Purchase Agreements?, page xiv

3.	We note that the PIPE Investors and certain Forward Purchase investors are investing into the proposed business combination at a discount compared to TPG Pace shareholders. Please add a question and answer addressing why these investor groups as compared to the TPG Page shareholders are investing at a discount and address the potential impact of such financings on TPG Pace shareholders such as the immediate dilution that TPG Pace shareholders will experience from the pricing of the PIPE Financing and Forward Purchase financing.

Response: The Company acknowledges the Staff’s comment and has revised page xviii of the Registration Statement accordingly.

4.	We note that the terms of the Forward Purchase financing were amended to make them more favorable for certain Forward Purchase investors. Please add a question and answer discussing the Forward Purchase financing amendments in greater detail so that TPG Pace shareholders can understand the terms of the financing and how such terms changed from the Company’s initial public offering.

Response: The Company acknowledges the Staff’s comment and has revised page xviii of the Registration Statement accordingly.

Q: What equity stake will current TPG Pace shareholders and Existing VH Holders hold in Vacasa, Inc…., page xiv

5.	Revise to offer at least one additional redemption scenario in between those you currently present. Also, revise to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages xvi and xvii and other applicable pages throughout the Registration Statement accordingly.

Summary of the Proxy Statement/Prospectus, page 1

6.	Elaborate upon your statements throughout the prospectus to provide insight into your expectation that the cash consideration will be $0.00 and Existing VH Holders are expected to retain the entirety of their equity interests.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 3 and other applicable pages throughout the Registration Statement to provide insight into the Company’s expectation that the cash consideration will be $0.00. The Company further advises the Staff that it has deleted the statements throughout the Registration Statement that the Existing VH Holders are expected to retain the entirety of their equity interests.

September 21, 2021

Interests of TPG Pace’s Directors and Executive Officers in the Business Combination, page 10

7.	We note that one director recused himself from the vote in favor of the proposed business combination. Please revise to identify the director and briefly discuss why he recused himself from the vote.

Response: The Company acknowledges the Staff’s comment and has revised pages 12 and 142 of the Registration Statement accordingly.

What interests do the TPG Pace Insiders have in the Business Combination?, page 10

8.	Quantify the “significantly higher value” of the TPG Pace Founder Shares.

Response: The Company acknowledges the Staff’s comment and has revised pages 12 and 141 of the Registration Statement accordingly.

9.	We note that certain [of] TPG Pace’s officers and directors own a material interest in Sponsor. Please revise the fourth bullet to quantify their aggregate ownership interest.

Response: The Company acknowledges the Staff’s comment and has revised the applicable bullet on pages 12 and 142 of the Registration Statement accordingly.

10.	We note that TPG Capital BD may be owed certain fees related to the proposed business combination. Please revise the sixth bullet to quantify any fees payable to TPG Capital BD.

Response: The Company acknowledges the Staff’s comment and has revised the applicable bullet on pages 12 and 142 of the Registration Statement accordingly.

11.	We note that the Sponsor transferred 40,000 Class F ordinary shares to each of the company’s independent directors. Please revise to include a separate bullet which sets forth the aggregate shares held by the company’s independent directors and their current market value.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 12 and 142 of the Registration Statement accordingly.

12.	We note that Karl Peterson and Greg Mrva have an ownership interest in Vacasa Holdings. Please revise the seventh bullet to quantify the value of such ownership percentage based upon the value of the overall transaction.

Response: The Company acknowledges the Staff’s comment and has revised the applicable bullet on pages 12 and 142 of the Registration Statement accordingly.

13.	Please revise the eighth bullet to quantify the current market value of the Sponsors and its affiliates investment in TPG Pace. Additionally, please revise to add a new bullet to detail, upon completion of the business combination, the Sponsor’s and its affiliates’ ownership of Vacasa, Inc. Please quantify their aggregate equity position and its relative value based upon the value of the overall transaction.

September 21, 2021

Response: The Company acknowledges the Staff’s comment and has revised the applicable bullet on pages 12 and 142 of the Registration Statement accordingly.

Risk Factors, page 18

14.	Please highlight the risk that the Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to TPG Pace shareholders rather than liquidate.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 79 of the Registration Statement accordingly.

15.	Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 80 of the Registration Statement to include an additional risk factor highlighting the material risks to investors not affiliated with Vacasa, Inc. or TPG Pace as a result of Vacasa, Inc. becoming a publicly traded company through the Business Combination rather than through an underwritten offering, including risks related to the absence of a customary due diligence investigation that would be conducted by an underwriter.

16.	Please highlight the material risks to Class A shareholders as a result of the Class G Common Stock conversion rights. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the Class G Common Stock become eligible for redemption.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 79 of the Registration Statement accordingly.

If we are unable to attract new vacation rental homeowners, page 20

17.	We note your disclosure that you saw in increase in homeowner terminations during 2020 due to COVID-19. Please revise to quantify the increase in terminations due to COVID-19 and any continuing trends.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 23 of the Registration Statement accordingly.

Bookings through our distribution partners account for a significant portion of our revenue, page 22

18.	We note your disclosure that bookings through Airbnb, Booking.com and Vrbo accounted for the vast majority of your bookings through your distribution partners. Please revise to quantify the percentage of Gross Booking Value attributable to these distribution partners for 2020 and the most recent interim period.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 25 of the Registration Statement accordingly.

September 21, 2021

The COVID-19 pandemic and the impact of actions to mitigate the COVID-19 pandemic have materially adversely impacted, page 28

19.	Please revise, to the extent possible, to quantify the negative impacts COVID-19 has had on the Vacasa Holdings’ business and operations. In this regard, we note your disclosures that you experienced a decline in revenues, an increase in cancellations, an impact on nights sold, a wind-down of international operations, furloughs, layoffs, etc. Please include enough detail so that shareholders can appreciate the discussed risk and its impact on your business and operations.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has considered SEC Release 33-8350, which states that quantitative disclosure should be considered and may be required to the extent material if quantitative information is reasonably available. While the Company did perform an analysis regarding the quantitative impact of the COVID-19 pandemic on Vacasa Holdings’ business and operations for internal management purposes, as a result of which management concluded that the pandemic had a material impact on Vacasa Holdings’ business and operations, such analysis was necessarily limited and involved a low degree of precision due to the unavailability of reliable information regarding the quantitative effects of the COVID-19 pandemic. The key factors that limit the availability of quantitative information include:

•	Any analysis regarding the impact of the pandemic requires management to make assumptions about what would have occurred in the absence of the pandemic. These assumptions, including with respect to such matters as the number of new units that would have been added to the platform, the strength of guest demand (and its corresponding impact on Nights Sold and pricing), and Vacasa Holdings’ expense levels, are inherently subjective in nature.

•	With respect to the decline in guest demand that Vacasa Holdings experienced early in the pandemic, it is speculative as to what portion of demand for vacation rentals was lost to the pandemic or shifted into later periods.

Based on these considerations, the Company concluded that reliable quantitative information regarding the impact of the COVID-19 pandemic on Vacasa Holdings’ revenues, cancellations and other aspects of its business and operations was not reasonably available and, accordingly, any attempt to quantify such impact would not better enable shareholders to appreciate the discussed risks and their impact. To address such uncertainty, the Company has revised its disclosure on page 31 of the Registration Statement to state that it is not able to quantify the impact the COVID-19 pandemic has had on its business and operations to date as a result of the factors discussed, and that uncertainties regarding the extent of the historical or potential future impact of the COVID-19 pandemic may increase variability in the Company’s results of operations and adversely affect the Company’s ability to accurately forecast changes in its operating and financial performance in future periods.

Our ability to use our net operating loss carryforwards…, page 63

September 21, 2021

20.	Please revise to quantify the carryforwards you plan to realize into tax savings.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 66 of the Registration Statement accordingly.

Vacasa, Inc. will be required to pay the TRA Parties for certain tax benefits, page 70

21.	Please revise to quantify the potential size of any payments under the Tax Receivable Agreement.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 73 and other applicable pages throughout the Registration Statement accordingly.

The Business Combination, page 96

22.	Please revise to include diagrams detailing the various transaction steps to include the final Up-C organizational structure. In this regard, we note that the prospectus cover page references such diagrams which are not included in the proxy statement/prospectus.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 104 and 105 of the Registration Statement accordingly.

Ownership of Vacasa, Inc. Following the Business Combination, page 98

23.	Please disclose the Sponsor and its affiliates total potential ownership interest in Vacasa, Inc. assuming exercise, vesting or conversion of all securities.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 102 and 103 and other applicable pages throughout the Registration Statement accordingly.

24.	Please revise to disclose all possible sources and extent of dilution that TPG Pace shareholders who elect not to redeem their shares may experience in connection with the proposed business combination. Provide disclosure of the impact of each significant source of dilution at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions. In this regard, we note that the equity stake scenarios exclude the dilutive effects of the exercise or vesting of equity based compensation awards and Vacasa Class G Common Stock.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 102 and 103 and other applicable pages throughout the Registration Statement accordingly.

Waiver Agreement, page 113

25.	Please revise to discuss in greater detail what the Sponsor has waived or forfeited in each of the three subparagraphs. Please include enough detail so TPG Pace shareholders can understand what the Sponsor has been specifically waived or forfeited.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 120 of the Registration Statement accordingly.

September 21, 2021

Background of the Business Combination, page 120

26.	Please discuss in greater detail any negotiations related to the Sponsor or TPG Pace shareholders equity position in the post-combination company. In this regard, we note that the Sponsors agreed to waive or forfeit certain shares to offset the PIPE Financing and Forward Purchase financing discount. Please discuss in greater detail the number of shares waived or forfeited, the specific negotiations regarding this agreement and any other negotiations regarding the Sponsor or TPG Pace shareholders equity position.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 130 of the Registration Statement accordingly.

27.	Explain the Board's consideration of the Other Potential Targets, specifically Company A, B and D.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 128 of the Registration Statement accordingly.

28.	We note that between April 23, 2021 and May 6, 2021 the parties exchanged a number of term sheets and proposals which culminated in an executed term sheet on May 6, 2021. Please revise the respective discussions to discuss the material terms of the exchanged term sheets, proposals or any feedback or negotiations related thereto in greater detail including the modification of any material terms related to price, valuation or consideration. In this regard, we note that the included summaries are overly vague and do not present a clear understanding of how the parties negotiated the material terms of the proposed business combination.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 130 of the Registration Statement accordingly .

29.	We note that on April 28, 2021 J.P. Morgan sent a revised term sheet which revised the terms of the Tax Receivable Agreement. To the extent applicable, please revise to discuss any negotiations regarding the allocation of future tax benefits between the respective parties.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 130 of the Registration Statement accordingly.

30.	We note that on July 13, 2021 the parties agreed on an updated transaction valuation of $3,750 million. Please revise to discuss in greater detail how this valuation was determined and the specific negotiations that resulting in this agreement, considering the valuation of $5,633 million on April 26, 2021. Additionally, we note that this transaction valuation does not match the transaction valuation disclosed elsewhere in the proxy statement/prospectus of $3,963 million.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 132 of the Registration Statement accordingly.

The TPG Pace Board’s Reasons for the Business Combination, page 125

September 21, 2021

31.	We note that certain directors and company advisors have direct conflicts of interest in the proposed business combination. Please clarify how the TPG Pace Board considered these conflicts of interest in negotiating and recommending the proposed business combination.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 138 of the Registration Statement accordingly.

32.	Elaborate upon the factor that discusses Vacasa Holdings' Attractive Economics, including the high returns on investment and long-term margin visibility.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 134 and 135 of the Registration Statement accordingly.

33.	Clarify what about the amount and type of consideration to be paid in the Business Combination the Board considered in recommending the transaction to security holders.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 136 of the Registration Statement accordingly.

Certain Financial Projections Provided to the TPG Pace Board, page 129

34.	Disclose how the Q2 2021 expected results differed in the PIPE Marketing materials, to which you make reference on page 124.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 131 of the Registration Statement accordingly.

The Domestication Merger, page 155

35.	We note your disclosure in the last paragraph that U.S. Holders of TPG Pace public securities are urged to consult with, and rely solely upon, their tax advisors regarding the potential tax consequences to them of the domestication merger. We also note that this section represents the opinion of Weil, Gotshal & Manages LLP. TPG Pace shareholders are entitled to rely on the opinion. Please revise to remove this inappropriate limitation on reliance. Refer to Section III.D.1 of Staff Legal Bulletin No. 19. Please also revise the proxy statement/prospectus throughout as applicable with respect to this opinion. In this regard, please remove a similar limitation on reliance on page xvi in the answer to the question captioned "What are the U.S. federal income tax consequences of the Business Combination?"

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 165 and other applicable pages throughout the Registration Statement accordingly.

Unaudited Pro Forma Condensed Combined Financial Information of Vacasa, Inc.
Basis of Pro Forma Presentation, page 172

September 21, 2021

36.	Please revise your redemption scenarios here, and elsewhere where discussed, to include discussion of your assumptions related to any redeemable interests in Vacasa Holdings, as disclosed on page 181.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 184 and other applicable pages throughout the Registration Statement accordingly.

Unaudited Pro Forma Condensed Combined Financial Information of Vacasa Holdings Notes to Unaudited Pro Forma Condensed Combined Financial Information

Preliminary Purchase Price Allocation, page 195

37.	We note that your disclosure here for the "Fair Value of issued Common units of Vacasa Holdings" of approximately $574 million does not appear to be consistent with the disclosure in the subsequent events footnote on page F-75 of the Vacasa Holdings LLC financial statements which states the fair value of the common units was approximately $405 million. Please clarify or revise.

Response: The Company acknowledges the Staff’s comment and has revised its subsequent events footnote on page  F-80 of the Registration Statement to clarify that the $405 million approximated fair value of the common units was a preliminary value. Subsequent to issuance of the December 31, 2020 financial statements, the Company completed further analysis regarding the fair value of the common units issued, measured as of the closing date of the business combination, and revised the estimated fair value of such common units to approximately $574 million. The Company recorded the increase in purchase consideration as a measurement period adjustment during the second quarter of 2021, which is reflected in its acquisitions footnote on page F-56 of the Registration Statement.

Information About Vacasa

Our Strategic Role in the Ecosystem as the Leading Supply-Focused Platform, page 223

38.	We note you discuss and present "market level contribution." Please revise to define this term within your filing. To the extent that you define "market level contribution" as a metric, please provide the disclosures required pursuant to SEC release 33-10751

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 227 and 255 of the Registration Statement accordingly.

39.	Please tell us why your graphic of "Vacasa % of listings" for Airbnb listings is presented as of June 2020, whereas for Vrbo listings your "Vacasa % of listings" is as of March 2021.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the information presented in each graphic represents the most recent information available to the Company at the time of the filing. The Company further advises the Staff that the Company is working with its data provider to obtain more current information as of a consistent date, and to update the graphics to present such information in a subsequent amendment to the Registration Statement prior to requesting effectiveness.

Management’s Discussion and Analysis

Key Business Metrics and Non-GAAP Financial Measures, page 247

40.	Please revise MD&A to begin with a discussion and analysis of your results of operations under GAAP and move the discussion of key metrics and non-GAAP measures, if any, to follow or support your GAAP-based discussion. The focus of your discussions should be on your GAAP results, rather than a focus on the changes to your various metrics. Refer to Item 303 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the MD&A section of the Registration Statement accordingly so that the Company’s key metrics and non-GAAP measures are discussed after the discussion and analysis of the Company’s results of operations under GAAP (beginning on page 268 of the Registration Statement).

September 21, 2021

Factors Affecting Our Performance

Seasonality, page 257

41.	Please revise your discussion of the impact to your non-GAAP measure to include discussion of the impact to your comparable GAAP measure with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 256 and 257 of the Registration Statement accordingly.

Comparison of the Years Ended December 31, 2019 and 2020

Revenue, page 264

42.	Please revise your discussion to quantify the multiple factors which resulted in a change to your revenue from the prior year. Refer to Item 303(a) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 263 of the Registration Statement accordingly.

Management of Vacasa, Inc. Following the Business Combination, page 282

43.	We note that the company and certain stockholders will be party to a Stockholders Agreement which includes certain provisions regarding director appointments. Please revise this section to clarify if there is any arrangements or understandings between any director and any other person or persons pursuant to which such director was or is to be selected as a director or director nominee. Refer to Item 401(a) of Regulation S-K and Item 18(a)(7) of Form S-4.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 289 and 290 of the Registration Statement accordingly.

Founder Shares, page 293

44.	We note that the Sponsor and the company entered into a Waiver Agreement which waived and forfeited certain rights related to the Sponsor's TPG Pace Class F and Class G shares. Please revise this section to clarify what rights have been waived and forfeited in connection with this proposed business combination.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 298 and 299 of the Registration Statement accordingly.

September 21, 2021

Vacasa Holdings LLC

Consolidated Statements of Operations and Comprehensive Loss, page F-38

45.	Please revise to present weighted average common shares outstanding, and basic and diluted loss per share on the face of your Consolidated Statements of Operations. Refer to ASC 260-10-15-2 and ASC 260-10-45.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-40 of the Registration Statement accordingly.

Note 1 - Description of Business Revenue from Contracts with Customers Disaggregation of Revenue, page F-50

46.	Please tell us your consideration of providing further disaggregated revenue from contracts with customers pursuant to ASC 606-10-50-5 and 55-89 through 55-91. In this regard, we note discussion on page 245 of differences in revenue booked on Vacasa's sales channel compared to the sales channels of your distribution partners. We also note from your revenue footnote, you provide differing services, such as your integrated agency services and home care solutions which appear to have different recognition methods.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has considered ASC 606-10-55-90 (a) through (c) to select the type of categories to use to disaggregate revenue.

(a).	Disclosures presented outside the financial statements (for example, in earnings releases, annual reports, or investor presentations)

The Company respectfully advises the Staff that the Company does not present disclosures of disaggregated revenue outside the financial statements.

On page 250 of the Registration Statement, the Company does describe the proportion of Gross Booking Value that is attributable to direct and indirect channels, respectively. Homes on the Company’s vacation rental platform are marketed on both direct and indirect channels on behalf of the Company’s customer, the homeowner. The Company disclosed information about booking channels primarily to provide insight about the Company’s marketing strategy and position within the larger vacation rentals ecosystem.

The Company assessed that disaggregation of revenue into direct and indirect booking channels would not be required to meet the objectives of the revenue disaggregation disclosure as described in ASC 606-10-55-89. This is because the Company adjusts pricing on indirect channels to offset distribution costs, such that the net cash flows to the Company are substantially the same regardless of whether a direct or indirect booking channel is used. The nature, timing, and uncertainty of cash flows are also similar, as the Company generally receives cash in advance of the stay occurring, mitigating the associated cash flow risk. The Company also considered peers within the hospitality industry, such as hotel chains that distribute rooms through multiple channels, noting that disaggregation of revenue by channel does not appear to be commonplace in the industry. Finally, the Company considered that it would not be possible to disaggregate revenue by booking channel without first disaggregating integrated agency services from home care solutions, which the Company concluded would not be consistent with management’s evaluation of performance. See further discussion in (c) below.

September 21, 2021

(b).	Information regularly reviewed by the chief operating decision maker for evaluating the financial performance of operating segments

The Company has assessed that it operates as a single operating segment. The financial information regularly reviewed by the chief operating decision maker is presented at the entity level and does not include a disaggregation of revenue.

(c). Other information that is similar to the types of information identified in (a) and (b) and that is used by the entity or users of the entity’s financial statements to evaluate the entity’s financial performance or make resource allocation decisions.

The Company manages performance to maximize the lifetime value (“LTV”) of each home on its platform. LTV includes both integrated agency services and home care solutions that are provided to homeowners. As the mix of services may vary across homes on the Company’s platform, the Company considers these revenues on a combined basis when evaluating performance. LTV excludes real estate brokerage services and community association management services, which are not derived directly from the vacation rental platform. As such, the Company selected to disaggregate revenues into Vacation rental platform revenues and Other services, respectively, which is consistent with the way in which management evaluates LTV.

As Other services accounted for less than ten percent of total revenues in all periods presented, the Company determined that further disaggregation into real estate brokerage services and community association management services would not be meaningful to the users of the financial statements. Additionally, both of these services are designed to attract and retain homeowners as customers of the Company’s vacation rental platform and are not of strategic significance on a standalone basis.

The Company also considered the examples in ASC 606-10-55-91 and noted no additional categories of disaggregation that would be required to meet the objectives of the disclosure described in 606-10-50-5 and 606-10-55-89.

TurnKey Vacation Rentals, Inc

Financial Statements as of and for the Period from January 1, 2021 to March 31, 2021, page F-96

47.	Please revise to mark each page of your interim financial statements and your "Notes to Financial Statements" as unaudited.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages F-101 through F-105 of the Registration Statement accordingly.

September 21, 2021

General

48.	In an appropriate place in your prospectus, please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

Response: The Company acknowledges the Staff’s comment and has revised pages 12, 13 and 142 of the Registration Statement accordingly. TPG Pace respectfully informs the Staff that, as of the date hereof, no loans have been extended by the Sponsor and its affiliates, no fees are due to the Sponsor and its Affiliates other than the monthly administrative fee of $50,000, which TPG Pace pays to an affiliate of the Sponsor for office space, administrative and support services (each of which are disclosed), and there are no out-of-pocket expenses for which the Sponsor and its affiliates are awaiting reimbursement. TPG Pace’s officers and directors have no such reimbursement due.

* * * *

September 21, 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (212) 906-1623.

Very truly yours,

/s/ Benjamin J. Cohen
Benjamin J. Cohen
of LATHAM & WATKINS LLP

cc:	Matthew Roberts, Chief Executive Officer, Vacasa, Inc.
Lisa Jurinka, Chief Legal Officer, Vacasa, Inc.
Michael V. Anastasio, Latham & Watkins LLP
Douglas P. Warner, Weil, Gotshal & Manges LLP
Christopher R. Machera, Weil, Gotshal & Manges LLP
Raymond O. Gietz, Weil, Gotshal & Manges LLP